UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20


10031239

AL
3235-0123
ry 28, 2010
burden
e 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-43940

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Pidlipchak	**(203) 569-4570**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

1111 Summer St.	**Stamford**	**CT**	**06905**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Ranjit Kripalani**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **CRT Capital Group LLC (the "Company")**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Ranjit Kripalani
Chief Executive Officer, CRT Greenwich, LLC
Parent to CRT Capital Group LLC



Notary Public

ROBERTA RYAN
Notary Public
State of Connecticut
My Commission Expires June 30 2010

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

CRT Capital Group LLC
December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



CRT Capital Group LLC

Statement of Financial Condition

December 31, 2009

Contents



Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905
Tel: +1 203 674 3000
Fax: +1 203 674 3001
www.ey.com

Report of Independent Registered Public Accounting Firm

Managing Members
of CRT Greenwich LLC

We have audited the accompanying statement of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2010

CRT Capital Group LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash, including restricted cash of $3,575,579	$ 4,687,619
Due from clearing organizations	20,002,885
Securities owned, pledged to clearing organization, at fair value	3,288,202
Furniture, equipment and leasehold improvements – net	1,302,888
Long-term investments held at affiliates	181,775
Intangible assets – net	6,310,639
Other assets	2,703,528
Total assets	$ 38,477,536
Liabilities and member's capital	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 1,509,972
Accrued compensation	14,338,424
Accrued professional fees	659,501
Other liabilities and accrued expenses	2,001,799
	18,509,696
Subordinated borrowings	10,000,000
Member's capital	9,967,840
Total liabilities and member's capital	$ 38,477,536

See accompanying notes.

CRT Capital Group LLC

Notes to the Statement of Financial Condition

December 31, 2009

1. Organization

CRT Capital Group LLC (the "Company") is a broker-dealer organized as a Connecticut limited liability company pursuant to an operating agreement that expires on December 31, 2054. The Company is a wholly-owned subsidiary of CRT Greenwich LLC. Previously, the Company was a wholly-owned subsidiary of CRT Capital Holdings LLC ("Holdings"). On June 1, 2009, the Company and Holdings were reorganized (the "Reorganization") in a transaction in which Holdings transferred its entire interest in the Company to a newly formed Delaware limited liability company, CRT Greenwich, LLC (the "Parent Company") in exchange for all of the Parent Company's outstanding membership interests. The Company, the Parent Company and Holdings are referred to collectively herein as the "CRT Companies."

The Company acts as an agent or riskless principal in securities transactions and is a market maker in certain stocks, including the stock of Special Purpose Acquisition Companies. The Company trades many types of securities including U.S. Treasuries, Structured Products, Equities, Convertible Securities, Credit Products and privately-held Bank Debt. In addition, the Company provides in-depth research services to financial institutions.

The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities under the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company is also a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market, NYSE Arca, National Exchange, Municipal Securities Regulatory Board and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission revenue and expenses relating to agency and riskless principal securities transactions are recorded on trade date. Dividend income earned on proprietary and market making positions is recognized on the ex-dividend date and interest income earned on those positions is recognized on an accrual basis.

Cash

Cash consists of cash held at a depository institution. At December 31, 2009 the Company's cash balance amounted to $4,687,619 of which $3,575,579 was used as collateral for letters of credit issued in support of two building lease obligations.

2. Summary of Significant Accounting Policies (continued)

Securities

"Securities owned, pledged to clearing organization, at fair value" and "Securities sold, not yet purchased, at fair value" are proprietary securities, including accrued interest, held principally for trading and are recorded on trade date at purchase cost or sales proceeds, respectively. Proprietary securities transactions and any resulting profit or loss in regular-way trades are recorded on trade date, as if they had settled. Proprietary securities are held as collateral under margin agreements with the Company's clearing organizations.

In April 2009, the Financial Accounting Standard Board ("FASB") amended FASB ASC Topic 820 – "Fair Value Measurement and Disclosures" ("ASC Topic 820"). This amendment provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This amendment to ASC Topic 820 is effective for annual reporting periods ending after June 15, 2009. The Company adopted the amendment to ASC Topic 820 as required, and the adoption did not materially impact the Company's financial statements.

Clearance Arrangements

Pursuant to an agreement between the Company and its clearing organizations, securities transactions of customers are introduced and cleared by the clearing organizations on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organizations. The Company maintains proprietary accounts of introducing brokers with its clearing organization in order for it to receive allowable asset treatment for proprietary assets held at those institutions.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company utilized the purchase method of accounting in accordance with FASB ASC Topic 805 – "Business Combinations" ("ASC Topic 805"). This topic requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The allocation of the purchase price is dependent upon certain valuations and other studies.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the lesser of five years or the expected life of the lease. Customer relationships are amortized on a straight-line basis over a useful life of twenty years.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is generally not subject to federal or state income taxes as taxable income, loss and deductions flow through to its sole member (Holdings through the period ended May 31, 2009 and the Parent Company thereafter). However, the Company is subject to various entity-level state and local income taxes. For the year ended December 31, 2009, the Company's current income tax provision related to such state and local income taxes is $18,466.

Member's Capital

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid.

In June 2009, an aggregate of $20,500,000 was used to redeem the interest of an investor (the "Former Investor") pursuant to an agreement reached to settle an arbitration commenced by the Former Investor (Note 12) (the "Redemption"). In connection with the Reorganization, a new investor contributed $5,000,000 and members of management contributed $2,000,000 to the CRT Companies. Of these amounts, $5,500,000 was used for the Redemption. The Company converted $10,000,000 of Member's capital into a Subordinated borrowing (Note 11), paid $4,391,025 in cash, relinquished an escrow deposit of $608,975 and recorded $6,455,129 in Intangible assets (Note 7).

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates included in the accompanying financial statements include estimated fair values of certain securities and certain receivables. Securities generally are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities can occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. New Accounting Standards

In June 2009, FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 provides the framework for the FASB Accounting Standards Codification™ (the "Codification"), which became the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. All other accounting literature not included in the Codification is considered non-authoritative.

On the effective date of SFAS No. 168, the Codification superseded all then-existing non-SEC accounting and reporting standards including FASB, AICPA, EITF and related literature. SFAS No. 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The company concluded that adopting SFAS No. 168 has no material impact on the financial statements, and where appropriate the notes in the financial statements have been updated to reflect the new Codification references.

3. New Accounting Standards (continued)

In June 2006, the FASB issued ASC Topic 740 – "Accounting for Uncertainty in Income Taxes – an interpretation of FIN 48" ("ASC Topic 740"). ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, the FASB issued ASC 740-3 which defers the effective date of ASC Topic 740 for certain nonpublic enterprises. As a result, the Company applied the provisions of ASC Topic 740 for fiscal years beginning after December 15, 2008. The Company noted no material impact on the adoption of ASC Topic 740 in its financial statements.

In May 2009, the FASB issued FASB ASC Topic 855 – "Subsequent Events" ("ASC Topic 855"). The objective of ASC Topic 855 is to establish general standards of accounting for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether the date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. ASC Topic 855 is effective for the interim and annual reporting periods ending after June 15, 2009.

In January 2010, the FASB issued Accounting Standard Update, ASU 2010-06 – "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 improves existing disclosures and adds new disclosures surrounding fair value measurement. Certain disclosures of roll-forward activity in Level 3 are effective for fiscal years beginning after December 15, 2009. The Company's assessment is that it will have no material impact on the financial statements.

4. Due from Clearing Organizations

"Due from clearing organizations" consists primarily of cash balances on hand and amounts receivable from unsettled proprietary trades which are maintained at the clearing organizations. Cash balances available for withdrawal and unsettled proprietary trades at December 31, 2009 amounted to $17,312,015 and $2,690,870, respectively.

The Company's principal source of short-term financing is typically provided by the clearing organizations. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions. At certain times during the year, the Company had outstanding borrowings with the clearing broker. Those borrowings were subject to an interest charge that ranged from 1.43% to 2.42%.

4. Due from Clearing Organizations (continued)

As of December 31, 2009 the Company did not have any outstanding borrowings under the arrangements with the clearing organizations.

The Company applies the guidance under FASB ASC Topic 460 – "Guarantees" ("ASC Topic 460"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organizations for losses that it may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications. The clearing organizations have not extended credit to such introduced customer accounts, and therefore, at December 31, 2009, there were no amounts to be indemnified to the clearing organizations for these customer accounts.

5. Fair Value of Financial Instruments

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- **Level 2** inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- **Level 3** inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

5. Fair Value of Financial Instruments (continued)

Determination of Fair Value

The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used, including amount and timing of future cash flows. Fair value estimates are made at a specific point in time based on available market information and judgments about the financial instrument, including the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

The Company's securities portfolio consists of equity securities including: common stocks, warrants; as well as fixed income securities including: corporate bonds, debentures and notes, together with accrued interest. The fair values of these securities are determined using public quotations, when available. Fair values of securities for which no public quotation is obtainable are valued by utilizing broker quotations or discounting the expected cash flows utilizing market inputs applicable to the yield, credit quality and average maturity of each security. We also utilize internal valuation methodologies appropriate for the specific asset when third party market inputs are not available.

Assets and Liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, pledged to clearing organization, at fair value				
Equity securities	$ 2,476,795	$ 171,519	$ 173,302	$ 2,821,616
Fixed income securities	182,672	14,964	268,950	466,586
	2,659,467	186,483	442,252	3,288,202
Long-term investments held at affiliates	-	181,775	-	181,775
	$ 2,659,467	$ 368,258	$ 442,252	$ 3,469,977
Liabilities				
Securities sold, not yet purchased, at fair value				
Equity securities	$(1,448,040)	$ -	$ -	$(1,448,040)
Fixed income securities	(58,351)	(3,581)	-	(61,932)
	(1,506,391)	(3,581)	-	(1,509,972)
Grand Total	$ 1,153,076	$ 364,677	$ 442,252	$ 1,960,005

5. Fair Value of Financial Instruments (continued)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

Securities owned, pledged to clearing organization, at fair value

Fair value, December 31, 2008	$ 749,004
Unrealized gains related to investments held at year-end	1,091,164
Realized losses related to assets no longer held	(1,337,817)
Purchases, issuances and settlements	(60,126)
Transfers in	27
Fair value, December 31, 2009	$ 442,252

Securities sold, not yet purchased, at fair value

Fair value, December 31, 2008	$ (268)
Realized gains related to assets no longer held	268
Fair value, December 31, 2009	$ -

6. Furniture, Equipment and Leasehold Improvements

"Furniture, equipment and leasehold improvements – net" consists of the following at December 31, 2009:

Furniture and fixtures	$ 1,324,058
Office equipment	4,048,771
Leasehold improvements	5,221,566
Total, at cost	10,594,395
Accumulated depreciation and amortization	(9,291,507)
Total – net	$ 1,302,888

7. Intangible Assets

Customer relationships	$ 4,953,937
Trade name	525,417
License	975,775
Total, at cost	6,455,129
Accumulated amortization	(144,490)
Total – net	$ 6,310,639

As part of the Reorganization and in accordance with ASC Topic 805, the Company recorded "Intangible assets – net" as noted above. The Company amortizes customer related intangible assets over their estimate useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Company. Trade names and licenses are indefinite-lived assets and are not amortized; instead, they are reviewed on an annual basis for impairment. These intangibles become impaired when the carrying amount exceeds the implied fair value of the related asset. Customer relationships are tested for impairment at the time of a triggering event requiring a re-evaluation, if one were to occur. An independent analysis of the indefinite lived assets determined that the value of those assets was not impaired as of December 31, 2009.

8. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital (net capital ratio) shall not exceed 15 to 1.

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and FINRA. Such investments may include corporate bonds for which the issuer is in default of their interest obligation. The total of all non-allowable assets held by the Company and other deductions at December 31, 2009 was $14,748,316.

8. Net Capital (continued)

The Company's net capital information is as follows at December 31, 2009:

Minimum Net Capital requirement ($1,000,000 for 2009, or 6 2/3 % of aggregate indebtedness, whichever is greater)	**$ 1,000,000**
Net capital	**$ 4,722,389**
Net capital ratio	**2.074 to 1**

9. Benefit Plans

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $49,000 for the year ended December 31, 2009. The Company did not make any contributions to the Plan during 2009.

10. Discontinued Operations

On December 31, 2008, the Company disposed of its investment banking operations and terminated the employment of all its investment banking employees. In connection with the disposition, the Company entered into a Master Separation Agreement dated December 31, 2008 with IB Separation LLC ("IB LLC"), a Delaware limited liability company formed by former investment banking employees for the purpose of acquiring the former investment banking operations of the Company.

Pursuant to this agreement, the Company agreed to provide certain administrative services to IB LLC, principally compliance and information technology services, at market-based rates for a period of up to 180 days following the date of the agreement. During the period, the Company also agreed to treat the employees of IB LLC as "associated persons" as that Company also agreed to treat the employees of IB LLC as "associated persons" as that term is defined under the Exchange Act. As of May 31, 2009, the Company was no longer providing these services to IB LLC.

11. Subordinated Debt

On June 1, 2009, the Company entered into a Subordinated Loan Agreement with the Former Investor (the "Loan Agreement"), pursuant to which the Company agreed to pay the Former Investor the amount of $10,000,000, plus interest at 10% per annum payable monthly in arrears (Note 12). The Loan Agreement, which was approved by FINRA, is considered a satisfactory subordination agreement pursuant to Rule 15c3-1(d) of the Exchange Act, and as such, amounts outstanding under the Loan Agreement are not considered indebtedness in the Company's computation of net capital.

Principal payments under the Loan Agreement, which are due annually on June 2, are as follows:

2010	$ 5,000,000
2011	5,000,000
Total	$ 10,000,000

12. Commitments and Contingencies

Operating Leases

On September 1, 2009, the Company entered into a sublease for office space in Los Angeles, California. The term of the sublease expires on May 31, 2013.

As of December 31, 2009, the minimum total rental commitments, net of sublease income, under non-cancelable leases for office space are as follows:

Years ending December 31,	Rent Expense	Sublease Income	Net
2010	$ 3,739,479	$ (975,076)	$ 2,764,403
2011	3,661,868	(793,522)	2,868,346
2012	3,475,996	(682,749)	2,793,247
2013	3,330,869	-	3,330,869
2014	3,223,643	-	3,223,643
Later years	13,620,243	-	13,620,243
Total	$31,052,098	$(2,451,347)	$28,600,751

12. Commitments and Contingencies (continued)

Litigation

The Company is involved in various claims or disputes arising in the normal course of business. Although the Company cannot predict the ultimate outcome of these matters, it does not believe that their resolution will have a material adverse effect on the Company's financial condition.

In November 2007, the Former Investor filed an arbitration demand with the American Arbitration Association against the Company, Holdings, Harbor Drive Asset Management LLC and certain other members of Holdings, alleging among other things, that Holdings had breached a "best efforts" agreement with the Former Investor and seeking the return of the Former Investor's investment in Holdings. On April 15, 2009, all parties to the Arbitration entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement"), that provided for, among other things, the dismissal of the Arbitration and related court proceedings, the release of claims and relinquishment of rights by the parties to the Arbitration, and the redemption in full of the Former Investor's membership interest in Holdings (Note 2).

13. Related Party Transactions

The Company has placed securities for investment into the Harbor Drive Fund LP and Pine Street Institutional Partners, LP, both affiliated companies, in exchange for limited partner interests. At December 31, 2009, the combined fair value of these investments was $181,775 and is recorded in "Long-term investments held at affiliates" on the Statement of Financial Condition.

At December 31, 2009, the Company and the Parent are owed $557,855 from Harbor Drive Asset Management LLC, an affiliated company. This amount was recorded in "Other assets" on the Statement of Financial Condition.

At December 31, 2009, the Company is owed $95,609 from certain members of Holdings. These amounts are recorded in "Other assets" on the Statement of Financial Condition. The loans are secured by interests the members hold in CRT International Holdings LLC.

14. Subsequent Events

In accordance with ASC Topic 855, the Company has evaluated subsequent events through February 26, 2010, which is when the financial statements were available to be issued and the Company is not aware of any subsequent events that may have a material impact on the Statement of Financial Condition.

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Job : 128
Date: 6/2/2010
Time: 9:30:57 AM